                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                        SEC File Number 0-21892
                                                       CUISP Number 723469 10 2

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 27, 1997
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A
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PART I -- REGISTRANT INFORMATION
Pinnacle Micro, Inc.
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Full Name of Registrant
N/A
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Former Name if Applicable
140 Technology Drive, Suite 500
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Address of Principal Executive Office (Street and Number)
Irvine, CA 92618
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Effective January 6, 1998, BDO Seidman LLP resigned as the Registrant's independent auditors. Effective January 8, 1998, the Registrant retained Scott, Bankhead & Co. as the Registrant's independent auditors to replace BDO Seidman LLP. Due primarily to the timing of the resignation of the Registrant's prior independent auditors, and the delay encountered by the Registrant's current independent auditors in obtaining access to the working papers of the Registrant's former independent auditors (which access was not obtained until March 6, 1998), the audit of the Registrants financial statements for the year ended December 27, 1997 has not been compared in time to enable the Registrant's Form 10-K to be filed within the prescribed time period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Henry Montgomery                         (714)          789-3000
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Pinnacle Micro, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 27, 1998                         By /s/ William F. Blum
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                      [LETTERHEAD OF SCOTT, BANKHEAD & CO.]


                  Exhibit to Pinnacle Micro, Inc. Form 12b-25

Scott, Bankhead & Co. was engaged to be the auditors for Pinnacle Micro, Inc. on January 8, 1998. Due to a fee issue, we were unable to obtain access to the predecessor auditors' working papers until March 6, 1998. The resignation of BDO Seidman on January 6, 1998 and the hiring of our Firm did not permit any testwork being performed before year-end. In addition, due to changes in Pinnacle Micro's accounting and finance personnel, the closing of the Colorado Springs facilities and the corporate relocation in Irvine, the registrant has taken longer to close their books and longer to obtain the supporting documentation.

The primary cause of the delay was the resignation of BDO Seidman subsequent to the Registrant's year-end.


                                                 /s/ Scott, Bankhead & Co.

                                   EXHIBIT B
                               TO FORM 12b-25 OF
                              PINNACLE MICRO, INC.


INFORMATION REQUIRED BY ITEM 3 OF PART IV OF FORM 12b-25

     The Registrant anticipates that it will report net sales for the fiscal year ending December 27, 1997 of approximately $31,000,000, and a net loss for the period of approximately $27,000,000. For the preceding fiscal year, the Registrant's net sales were $59,921,000 and its net loss was $20,833,000.